# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIVERSAL DISPLAY CORP \PA\, CIK 0001005284
CUSIP: 91347P105
Title of class of securities: COM
Address of issuer's principal executive offices: 250 PHILLIPS BOULEVARD, EWING, New Jersey (NJ), 08618
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000763212

## Reporting persons
- PRIMECAP MANAGEMENT CO/CA/: type of reporting person: investment adviser (IA); citizenship or place of organization: Unknown (XX); sole voting power 2,404,424; shared voting power 0; sole dispositive power 2,408,924; shared dispositive power 0; aggregate amount beneficially owned 2,408,924 (5.24% of the class)

## Item 1. Issuer
Name of issuer: UNIVERSAL DISPLAY CORP \PA\
Address of issuer's principal executive offices:
250 PHILLIPS BOULEVARD, EWING, NEW JERSEY
08618

## Item 2. Person Filing
Name of person filing: PRIMECAP MANAGEMENT CO/CA/
Address of principal business office or, if none, residence:
177 EAST COLORADO BLVD.
11TH FLOOR
PASADENA, California
91105
Citizenship: PRIMECAP MANAGEMENT CO/CA/ - UNKNOWN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,408,924
Percent of class: 5.24
Sole power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 2,404,424
Shared power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 0
Sole power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 2,408,924
Shared power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRIMECAP MANAGEMENT CO/CA/: Jennifer A. Ottosen, Chief Compliance Officer (11/04/2026)